Exhibit 99.1

HEALTH CANADA GRANTS APPROVAL OF TYSABRI™ (NATALIZUMAB) FOR THE
TREATMENT OF MULTIPLE SCLEROSIS FOLLOWING PRIORITY REVIEW

First new class of treatment in ten years shown to reduce rate of relapses by 68%1

MISSISSAUGA, ON and Dublin, Ireland - 4 October, 2006 - Biogen Idec Canada and Elan Corporation, plc announced today that following a priority review process, Health Canada has granted approval to TYSABRI™ (natalizumab) for the treatment of relapsing-remitting multiple sclerosis (MS).2  TYSABRI is the first in a new therapeutic class of MS treatments (called selective adhesion molecule inhibitors) and has been shown to significantly reduce the rate of MS relapses as well as the progression of disability associated with the illness. 2

“TYSABRI has demonstrated a major reduction in relapses - by more than two-thirds - in clinical trials,” said Dr. Paul O’Connor, AFFIRM Principal Investigator and Chief of Division of Neurology, St Michael’s Hospital, Toronto. “Clinical trials that have looked at TYSABRI provide us with impressive evidence that it is a highly effective treatment for patients with MS.”

A two-year, randomized, multi-centre, placebo-controlled, double-blind study (called AFFIRM) enrolled 942 patients and evaluated the effect of TYSABRI on the rate of clinical relapses and the progression of disability.3 The results found that TYSABRI reduced the rate of clinical relapses by 68 per cent relative to placebo (p<0.001), and the risk of sustained disability progression associated with MS by 42 per cent relative to placebo (p<0.001).4 Treatment with TYSABRI also resulted in sustained and statistically significant reductions in brain lesion activity as measured by magnetic resonance imaging (MRI) scans.4

In Canada, TYSABRI is indicated as monotherapy (i.e. single disease-modifying agent for the treatment of patients with the relapsing-remitting form of MS to reduce the frequency of clinical relapses, to delay the progression of disability and to decrease the number and volume of active brain lesions identified on magnetic resonance imaging (MRI) scans.4 TYSABRI is administered once every four weeks by intravenous infusion.5

“TYSABRI’s administration every four weeks also offers an additional benefit compared to the currently available MS therapies, some of which are injected as often as daily,” said O’Connor.

MS attacks the protective myelin covering of the central nervous system, causing inflammation and often destroying the myelin in patches. In its most common form, relapsing-remitting MS, the illness is characterized as having well defined attacks followed by complete or partial recovery.6 Relapsing-remitting MS makes up 75% of all MS cases in Canada.7

TYSABRI works by preventing the body’s affected immune cells from migrating from the bloodstream into the brain where they can cause inflammation and potentially damage nerve fibers and their insulation.8

“Canada has one of the highest rates of MS in the world.9 The approval of TYSABRI represents an important step forward for Canadians living with this disease,” said Deanna Groetzinger, vice president of government relations and policy at the Multiple Sclerosis Society of Canada. “We are pleased there is another approved treatment option for Canadians with relapsing-remitting MS.”

Paulette O’Leary, 36, has been living with MS for over half of her life. At one point a relapse left her without the use of her legs and numbness across the left side of her body. After other therapy options failed to help her, O’Leary opted to travel to the United States to receive TYSABRI treatments when it was approved by the Food and Drug Administration (FDA) in the US.

“My particular experience with MS was really terrible. The illness hit me very hard, and I went from my normal, everyday life, to feeling awful physically and emotionally. After one relapse I was left in a wheelchair,” said O’Leary. “I eventually recovered, but did not escape some permanent residual disability. I tried several other therapies, but when I was on TYSABRI the results were quite impressive. For the first time in a long time, I could walk, I could do the things that I love to do - I could actually live my life again.”

Independent safety evaluation published
Biogen Idec and Elan Corporation, plc voluntarily suspended TYSABRI from the US market and from all clinical trials in 2005. This was based on three cases of progressive multifocal leukoencephalopathy (PML).

A comprehensive, independent safety evaluation of more than 3,000 patients treated with TYSABRI was completed.

The detailed safety analysis of the data yielded no new confirmed cases of PML beyond the three previously reported. The results of this safety evaluation were published in the March 2006 issue of the New England Journal of Medicine.10

“The safety data analysis that was carried by an independent panel of experts is reassuring. And getting an understanding of the benefit-risk profile of TYSABRI is an important step towards bringing this medicine to Canadian MS patients with confidence,” said Dr. O’Connor. “Any treatment decision should carefully evaluated by patients and their physicians.”

Patients who are prescribed TYSABRI should enroll in the TYSABRI Care Program. The program ensures that appropriate physicians and infusion centres are able to prescribe or infuse the product.11 The TYSABRI Care Program is a comprehensive program that will support the safe and effective use of TYSABRI by physicians and patients on an ongoing basis. It will optimize treatment through improved compliance, will standardize infusion treatment at clinics, will support safety through rigorous education and on-going surveillance, and, through support in areas like reimbursement and patient support, will ease the administrative burden of physicians and patients, allowing patients and their treatment team to focus on treating the illness.

AFFIRM and SENTINEL Phase III study design and adverse events
AFFIRM is a two-year, randomized, multi-center, placebo-controlled, double-blind study of 942 patients conducted in 99 sites worldwide (including ten sites in Canada with 101 MS patients), evaluating the effect of TYSABRI on the progression of disability as measured by at least a one-point increase on the Expanded Disability Status Scale (EDSS) sustained for three months, and the rate of clinical relapses. Progression of disability is a sustained change that has a long-term impact on a patient’s functional and ambulatory performance. Patients in AFFIRM were randomized to receive either a 300 mg IV infusion dose of TYSABRI (n=627) or placebo (n=315) every four weeks.4

SENTINEL is a two-year, randomized, multi-center, placebo-controlled, double-blind study of 1,171 AVONEX®-treated patients in 123 clinical trial sites worldwide. AVONEX-treated patients who continued to experience disease activity were randomized to add TYSABRI (n=589) or placebo (n=582) to their standard regimen.12

The two-year adverse event profile in AFFIRM and SENTINEL were consistent with previously reported one-year results. Common events included headache, fatigue, urinary tract infection, depression, lower respiratory tract infection, limb and joint pain, and pharyngitis.4, 12 The rate and incidence of infections in patients treated with TYSABRI and placebo-treated patients were similar. Serious infections occurred in 3.2 percent and 2.6 percent of patients treated with TYSABRI and placebo-treated patients, respectively.

Use of TYSABRI has been associated with an increased risk of progressive multifocal leukoencephalopathy (PML). PML can cause severe disability or death.13

Cases of PML included patients who were treated with TYSABRI for over two years or who received intermittent doses of TYSABRI over an 18-month period. In clinical trials, two cases of PML were observed in 1869 patients with multiple sclerosis treated for a median of 120 weeks; the third case occurred among 1043 patients with Crohn’s disease after the patient received 8 doses. These patients were concomitantly exposed to immunomodulators (e.g. interferon beta) or were immunocompromised due to treatment with immunosuppressants (e.g. azathioprine).14

TYSABRI has also been associated with hypersensitivity reactions, including serious systemic reactions that occurred at an incidence of less than 1 percent of patients.14

About Multiple Sclerosis
Multiple sclerosis (MS) is a chronic, unpredictable and potentially disabling disease of the central nervous system that affects approximately 55,000-75,000 Canadians.11  Canada has one of the highest rates of MS in the world - it is estimated that three Canadians are newly diagnosed with MS every day.10,11 It is known as a disease of young adults, with onset, usually in women, between the ages of 15 and 40. It is characterized by symptoms such as vision problems, loss of balance, numbness, difficulty walking and even complete paralysis.7

About Biogen Idec
Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For press releases and additional information about the company, please visit www.biogenidec.com.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit www.elan.com.

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1  TYSABRI Product Monograph 2006, page 18
2  TYSABRI Product Monograph 2006, page 3
3  Polman, Chris H. et al. The New England Journal of Medicine. 2006; 354: 899-910.
4  TYSABRI Product Monograph 2006, page 3
5  TYSABRI Product Monograph 2006, page 12
6  Multiple Sclerosis Society of Canada website, http://www.mssociety.ca/en/information/faq.htm#2 accessed September 21, 2006.
7  http://www.mssociety.ca/en/information/types.htm, accessed on September 21, 2006.
8  TYSABRI Product Monograph, page 13-14
9  Multiple Sclerosis Society of Canada Medical Update Memo, May 2, 2006
10  Yousry, Tarek A. et al. The New England Journal of Medicine. 2006: 354: 924-933.
11  Tysabri Product Monograph 2006, page 4
12  Rudick, Richard A. et al. The New England Journal of Medicine. 2006; 354: 911-923.
13  TYSABRI Product Monograph 2006, page 5
14  TYSABRI Product Monograph 2006, page 7